Exhibit (a)(1)(G)

LETTER OF INSTRUCTION

Mail or deliver this Letter of Instruction, or a facsimile, to:

If delivering by mail:	By overnight delivery:

Computershare Trust Company, N.A. Voluntary Corp Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

For assistance call Georgeson LLC, the information agent for the Offer, at 888-607-9252

Name(s) and Address of Plan Participant(s)

If there is any error in the name or address shown below, please make the necessary corrections

LETTER OF INSTRUCTION

AND

NOTICE TO PARTICIPANTS IN THE

HUTTIG BUILDING PRODUCTS, INC. SAVINGS AND PROFIT SHARING PLAN

Offer to Purchase for Cash

All Outstanding Shares of Common Stock of

HUTTIG BUILDING PRODUCTS, INC.

at

$10.70 Per Share by

HBP MERGER SUB, INC.

a wholly owned direct subsidiary of WOODGRAIN INC.

IMMEDIATE ATTENTION REQUIRED

March 28, 2022

Re: Tender Offer for Shares of Huttig Building Products, Inc.

Dear Plan Participant:

On March 28, 2022, HBP Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Woodgrain Inc. (“Parent”), an Oregon corporation, commenced an offer to purchase (the “Offer to Purchase”), subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Offer to Purchase), any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Huttig Building Products, Inc., a Delaware corporation (“Huttig” or the “Company”), at a price of $10.70 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.

You are receiving this notice (the “Notice”) because our records reflect that, as a participant in the Huttig Building Products, Inc. Savings & Profit Sharing Plan (the “Plan”), you have the right to instruct Prudential Trust Company, the trustee of the Plan (the “Trustee”), whether or not to tender any Shares held through the Plan’s company stock fund (the “Stock Fund”) and allocated to your Plan account (“401(k) Plan Shares”). Enclosed for your consideration are the Offer to Purchase, dated March 28, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Instruction (which is comprised of this Notice and the attached Letter of Instruction, and together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Also enclosed is the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”).

As described below, you have the right to instruct Computershare Trust Company, N.A., the tabulator for the tender offer in respect of

Shares beneficially held in the Plan (the “Tabulator”) whether or not to tender your 401(k) Plan Shares by completing and signing the Letter of Instruction. The Tabulator will then consolidate the information from all Plan participants and provide it to the Trustee. If you direct the Trustee to tender your 401(k) Plan Shares into the Offer, you will not have to pay brokerage fees or similar expenses.

To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the following materials about the Offer that are enclosed with this letter:

1.	Offer to Purchase;

2.	Solicitation/Recommendation Statement; and

3.	Letter of Instruction (attached to the end of this Notice), with a reply envelope.

IMPORTANT TIMING INFORMATION: If valid instructions to tender 401(k) Plan Shares are not received by 5 P.M., Eastern Time, on Tuesday, April 19, 2022, the 401(k) Plan Shares allocated to your Plan account will not be tendered, unless Purchaser extends the Offer, in which case your instructions must be received by 5 P.M., Eastern Time, on the date that is three business days before the new expiration date. You may request the Trustee to withdraw any tender instruction you have previously submitted, as long as you do so prior to 5 P.M., Eastern Time, on April 19, 2022 by delivering a withdrawal notice to the address provided in the attached Letter of Instruction. If the Tender Offer is extended, then you must ensure that the Trustee receives any withdrawal notice or election forms that you send by 5 P.M., Eastern Time, on the date that is three business days before the new expiration date. FACSIMILE TRANSMITTALS OF THE LETTER OF INSTRUCTION WILL NOT BE ACCEPTED.

The remainder of this letter summarizes the transaction and the procedures for delivering to the Tabulator your Letter of Instruction. You should also review the more detailed explanation of the Offer provided in the Offer to Purchase.

BACKGROUND

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 20, 2022 (as it may be amended from time to time, the “Merger Agreement”), between Huttig, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Huttig (the “Merger”) without a vote of the stockholders of Huttig to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Huttig continuing as the surviving corporation (the “surviving corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. As a result of the Merger, at the effective time of the Merger, each Share (including each 401(k) Plan Share) issued and outstanding immediately prior to the effective time of the Merger (the “effective time”) (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) held in treasury by Huttig or owned by any direct or indirect wholly owned subsidiary of Huttig, (iii) owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent, or (iv) for which appraisal rights have been properly demanded in accordance with the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase, which we refer to as the “Merger Consideration.” The Offer applies to all outstanding Shares, including the 401(k) Plan Shares.

Your alternatives with respect to the Offer are as follows:

•	You may elect to have all of your 401(k) Plan Shares tendered into the Offer by completing and timely submitting the Letter of Instruction; or

•	You may do nothing, which means your 401(k) Plan Shares will not be tendered.

As a participant under the Plan, you have the right to direct that the Tabulator deliver to the Trustee your instructions to tender your 401(k) Plan Shares. The Trustee will tender your 401(k) Plan Shares solely in accordance with participant instructions. If you do not properly complete and return the Letter of Instruction by the deadline specified, subject to any extensions of the Offer, your 401(k) Plan Shares will not be tendered.

None of the Tabulator, the Trustee, Parent, nor Purchaser makes any recommendation regarding the Offer. EACH PARTICIPANT MUST DECIDE WHETHER OR NOT TO TENDER THEIR OWN 401(K) PLAN SHARES. The board of directors of Huttig (the “Huttig Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Huttig and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) authorized and approved the execution, delivery and performance by Huttig of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of Huttig accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Letter of Instruction which may be completed and returned to the Tabulator, who will consolidate the information to provide to the Trustee your instructions as to whether or not to tender all of your 401(k) Plan Shares. For purposes of determining the number of 401(k) Plan Shares to be tendered in the Offer, the Tabulator will apply your instructions to all 401(k) Plan Shares in your Plan account as of the expiration date of the Offer, as such expiration date may be extended. If you do not want to tender your 401(k) Plan Shares, you do not need to take any action.

The Tabulator, together with the Trustee, will tender all of your 401(k) Plan Shares to under the Plan for which instructions to tender have been received.

To properly complete your Letter of Instruction, you must do the following:

(1)	On the face of the Letter of Instruction, either check the box or do nothing.

•	CHECK THE BOX if you want ALL of your 401(k) Plan Shares tendered (or offered) for sale in accordance with the terms of the Offer.

•	DO NOTHING, in which case your 401(k) Plan Shares will not be tendered

(2)	If you elect to tender, date and sign the Letter of Instruction in the space provided.

(3)

If you elect to tender, return the Letter of Instruction in the enclosed return envelope so that it is RECEIVED by the Tabulator at the address on the return envelope to Computershare Trust Company, N.A., Voluntary Corp Actions, P.O. Box 43011, Providence, RI 02940-3011, not later than 5 P.M., Eastern Time, on April 19, 2022, unless the Offer is extended. If the Offer is extended, the deadline for receipt of your Letter of Instruction will be 5 P.M., Eastern Time, on the date that is three business days before the new expiration date.

Your instructions will be deemed irrevocable unless withdrawn by 5 P.M., Eastern Time, on April 19, 2022. As described in the Offer to Purchase,

Purchaser has the right to extend the Offer for certain periods. If the Offer is extended, the deadline for receipt of your notice of withdrawal will be 5 P.M., Eastern Time, on the date that is three business days before the new expiration date. Any extensions of the expiration date for the Offer will be publicly announced by Purchaser. In the event of an announced extension, you may call Georgeson LLC (the “Information Agent”) at 888-607-9252 to obtain information on any new Plan participant instructions deadline.

In order to make an effective withdrawal of your instructions, you must submit a new Letter of Instruction, which may be obtained by calling the Information Agent at 888-607-9252. Upon receipt of a new, completed, signed and dated Letter of Instruction, your previous instructions will be deemed cancelled. Please note that the last properly completed Letter of Instruction timely received from a participant will be followed.

After the deadline for providing instructions to the Tabulator, the Tabulator will consolidate the information and provide such information to the Trustee, who will then tender the appropriate number of 401(k) Plan Shares on behalf of the Plan. Subject to the satisfaction of the conditions described in the Offer to Purchase, the Purchaser will buy all outstanding Shares that are properly tendered through the Offer. Any Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

EFFECT OF TENDER OFFER ON YOUR PLAN ACCOUNT

In connection with the Offer, all transactions, including directing or diversifying investments in the Stock Fund, liquidating Shares held in the Stock Fund to obtain a loan or distribution from the Plan, or obtaining a distribution in the form of Shares, will be temporarily unavailable to you for a period of time in order for the Trustee to have sufficient time to process participants’ instructions. This period, during which you will be unable to exercise these rights otherwise available under the Plan, is called a “blackout period.” You will receive additional information about the blackout period in a separate communication.

From the start of the blackout period (if any), following the completion of the Offer and Merger, no new contributions to the Plan may be invested in the Stock Fund. If you elect to tender your 401(k) Plan Shares and such shares are accepted pursuant to the terms of the Offer to Purchase, any proceeds received in respect of such 401(k) Plan Shares will be allocated to your Plan account and initially invested in the Plan’s qualified default investment alternative, currently the age appropriate Moderate GoalMaker portfolio. Additionally, if you have elected to invest future deferrals of compensation in the Stock Fund, if you do not change that election by the time the Merger is completed, those future compensation deferrals that otherwise would have been invested in the Stock Fund instead will be invested in the default fund under the Plan until you elect a different investment alternative. After redemption is complete, you may change your investment directions with respect to the proceeds at any time by contacting Prudential Retirement’s Participant Service Center at 877-778-2100 or logging on to your participant website at www.prudential.com/online/retirement.

IF THE OFFER IS COMPLETED

If the Offer is completed, as soon as practicable thereafter, Purchaser will be merged with and into Huttig, with Huttig continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. As a result of the Merger, at the effective time of the Merger each Share (including each 401(k) Plan Share) issued and outstanding immediately prior to the effective time of the Merger (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) held in treasury by Huttig or owned by any direct or indirect wholly owned subsidiary of Huttig, (iii) owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent, or (iv) for which appraisal rights have been properly demanded in accordance with the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase.

The Trustee will invest all cash proceeds received by the Plan as soon as administratively feasible after receipt of these proceeds. This cash will be initially invested in the default fund under the Plan. You may call the Prudential Retirement’s Participant Service Center at 877-778-2100 or log on to your account at www.prudential.com/online/retirement after the reinvestment is complete to learn more about these and any additional effects of the Offer on your Plan account. Once any blackout period is completed, you will be able to direct the investment of these proceeds into any other investment option available under the Plan. The cash proceeds received by the Plan and allocated to your Plan account in the Offer and/or Merger will not be subject to taxation at the time allocated as they will not be distributed by the Plan to you but will remain in your Plan account subject to Plan rules on withdrawal and distribution.

IF THE OFFER IS NOT COMPLETED

If the Offer is not completed, stockholders will not receive any payment for their Shares in connection with the Offer. In this event, Huttig will remain a public company, its common stock will continue to be listed on the New York Stock Exchange, and the Stock Fund will remain in place under the Plan. Any 401(k) Plan Shares that you directed the Trustee to tender will continue to be credited to your Plan account in the Stock Fund. In addition, if you would like to resume directing that a portion of your new contributions be invested in the Stock Fund, you may do so by calling the Prudential Retirement’s Participant Service Center at 877-778-2100 or accessing your account at www.prudential.com/online/retirement.

SHARES OUTSIDE THE PLAN

If you hold Shares directly, you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those tender offer materials may not be used to direct the Trustee to tender or not tender the 401(k) Plan Shares. The instructions to tender or not tender 401(k) Plan Shares may only be made in accordance with the procedures in this letter on the Letter of Instruction. Similarly, the enclosed Letter of Instruction may not be used to tender non-401(k) Plan Shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender 401(k) Plan Shares, or if you require additional information concerning the terms and conditions of the Offer, please call the Information Agent at 888-607-9252.

LETTER OF INSTRUCTION

HUTTIG BUILDING PRODUCTS, INC.

BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ

THE ACCOMPANYING INFORMATION

In response to the offer by HBP Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Woodgrain Inc. (“Parent”), an Oregon corporation, announced on March 28, 2022, to purchase (the “Offer”) for cash all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Huttig Building Products, Inc., a Delaware corporation (the “Company”), at a price of $10.70 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated March 28, 2022, I hereby instruct Prudential Trust Company (the “Trustee”), as directed trustee of the Huttig Building Products, Inc. Savings & Profit Sharing Plan (the “Plan”), to tender all of the Shares allocated to my account under the Plan (“401(k) Plan Shares”) in response to the Offer (PLEASE CHECK ONE BOX AND COMPLETE THE REMAINDER OF THE FORM—If more than one box is checked below your election may be disregarded):

☐ YES. I DIRECT THE TRUSTEE TO TENDER ALL OF MY 401(K) PLAN SHARES IN RESPONSE TO THE OFFER.

If you have previously made an election and wish to withdraw or otherwise change your election, please check the box below:

☐ I hereby instruct the Trustee to disregard all prior Letters of Instruction (including, if applicable, to withdraw from the Offer, those 401(k) Plan Shares that I previously instructed the Trustee to tender on my behalf). Check this box if you wish to revoke prior Letters of Instruction and not tender your 401(k) Plan Shares in response to the Offer.

Regardless of the manner in which they are submitted, Letters of Instruction that are not timely received, and those received without a box checked above or with more than one box checked or unsigned will not be tendered.

You may submit your written instructions by mailing this completed form promptly in the enclosed envelope.

If delivering by mail:	By overnight delivery:

Computershare Trust Company, N.A. Voluntary Corp Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

YOUR INSTRUCTIONS, HOWEVER SUBMITTED, MUST BE RECEIVED NO LATER THAN 5 P.M., EASTERN TIME, ON APRIL 19, 2022 (OR, IF THE OFFER IS EXTENDED, BY 5 P.M., EASTERN TIME, ON THE DATE THAT IS THREE BUSINESS DAYS BEFORE THE NEW EXPIRATION DATE). IF YOUR INSTRUCTIONS ARE NOT RECEIVED BY THIS DEADLINE, YOUR 401(K) PLAN SHARES WILL NOT BE TENDERED.

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